VRI
BioMedical

02060414

SUPPL

82-34683

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth WA 6000
Australia

Phone: (618) 9321 3655
Fax: (618) 9321 3650
www.vribiomedical.com

With Compliments

FAXED 31/10/02
3:35pm

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	8
Phone:		Date:	31/10/2002
Re:	VRI BioMedical Limited	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject:

Appendix 4C attached.

SEC MAIL RECEIVED NOV 13 2002 WASH, D.C. 180 SECTION

J Frame

VRI BioMedical

31st October 2002

During the quarter ended 30th September 2002, VRI BioMedical continued to make progress with its research, product development and commercialisation programmes.

In particular, the announcement on the 27th September 2002 of the successful launch of the Company's first product by Pharmanex at their International Convention held at Salt Lake City, Utah, in the USA was a major milestone for VRI BioMedical. The arrangement to supply a premier probiotic product, **ProBio PCCTM**, to Pharmanex for global distribution via their substantial direct distribution network, will generate recurrent revenues for VRI BioMedical. Receipt of these revenues have commenced and are expected to increase progressively as the market roll out commences by Pharmanex. The roll out of **ProBio PCCTM** within the USA market commences on 6th November with further product currently being manufactured for other North Asian regions.

Negotiations are advancing with other organisations for the commercialisation of the Company's probiotic products in several significant global markets via the retail and over the counter distribution channels. These channels offer considerable commercial opportunity for the Company's products.

The Company has received notification from the Therapeutic Goods Administration (TGA) that one of the Company's probiotic products, **Progastrim®**, has been listed on the Australian Register of Therapeutic Goods. This is a significant milestone for VRI BioMedical. It not only validates the Company's clinical research approach to product development, but it independently verifies the Company's ability to produce listed therapeutic product. This TGA approval will allow VRI BioMedical to sell **Progastrim®** as a therapeutic product in the Australian marketplace, with a product launch expected in early 2003.

Other developments have witnessed the commencement of two Phase II clinical trials in Perth, Australia and in the United Kingdom. These trails are in the field of allergy, which is a huge health disorder worldwide.

The Company was recently notified by the Securities and Exchange Commission (SEC) in the USA of its American Depository Receipt (ADR) Ticker Symbol VRIBY, following the granting by the SEC of a Level One ADR Programme.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

VRI BIOMEDICAL LIMITED

ABN	Quarter ended ("current quarter")
97 084 464 193	30 SEPTEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3months) $A'000
1.1	Receipts from customers	142	142
1.2	Payments for (a) staff costs	(235)	(235)
	(b) advertising and marketing	(1)	(1)
	(c) research and development	(745)	(745)
	(d) leased assets	-	-
	(e) other working capital	(644)	(644)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	51	51
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) – stock of goods for sale	(169)	(169)
	Net operating cash flows	(1,601)	(1,601)

		Current quarter $A'000	Year to date (3months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,601)**	**(1,601)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	a) businesses (item 5)		
	b) equity investments		
	c) intellectual property		
	d) physical non-current assets	(15)	(15)
	e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(15)	(15)
1.14	**Total operating and investing cash flows**	(1,616)	(1,616)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(1,616)	(1,616)
1.21	Cash at beginning of quarter/year to date	4,575	4,575
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,959	2,959

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	173
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	757	963
4.2	Deposits at call	-	-
4.3	Bank overdraft		
4.4	Other (provide details) – BANK BILLS	2,202	3,612
	Total: cash at end of quarter (item 1.22)	2,959	4,575

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: J Frame (~~Director~~/Company secretary) Date: 31st October 2002.

Print name: JOHN FRAME

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

FAXED 31 10 02
9:30 AM

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	3.
Phone:		Date:	31/10/2002
Re:	VRI BioMedical Limited	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Subject:

Continuous Disclosure Release: VRI BioMedical Achieves TGA Therapeutic Product Listing.

J Frame

VRI BioMedical

31 October 2002

VRI BIOMEDICAL ACHIEVES TGA THERAPEUTIC PRODUCT LISTING

The Directors of VRI BioMedical Ltd are delighted to announce that the Therapeutic Goods Administration (TGA) has Listed one of the Company's probiotic products, Progastrim®, on the Australian Register of Therapeutic Goods (ARTG).

VRI BioMedical is a global leader in the field of probiotic research and product development, based on an effective clinical programme. This Listing thus validates the solid clinical research base philosophy adopted by VRI BioMedical in its product development programme.

This milestone event will allow VRI BioMedical to sell Progastrim® as a therapeutic product in the Australian marketplace, with a product launch expected in early 2003.

Progastrim® has been Listed for use in the management of gastrointestinal disturbances including diarrhoea and irritable bowel syndrome and to aid in the enhancement of the body's natural immune system. These indications are supported by a number of pre-clinical and clinical studies, which showed the product was efficacious and had an excellent safety profile.

Treatments of gastrointestinal disturbances are a significant market segment. According to the Australian Self-Medication Industry, more than $26 million was spent in Australian pharmacies alone on anti-diarrhoeal products in 2001, representing a growth of 10% over the previous year. This figure is likely to be a gross under-estimate of the true market, as it does not include products sold in grocery and health food stores.

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia

Mr Leon Ivory, VRI BioMedical Executive Chairman, said that the Listing was the culmination of years of research and development work by VRI BioMedical scientists involved in the probiotic programme, a programme headed by Professor Patricia Conway. Professor Conway is a world leader in the area of probiotic research. He added that VRI BioMedical intends launching the product in the Australian marketplace with a marketing and distribution partner in the short term.

Discussions regarding the global commercialisation of this product are ongoing with a number of leading companies.

For Further information please contact:

Leon Ivory, Executive Chairman on 0419428264, or
John Frame, Company Secretary on (08) 93213655.